

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2018

James Cassidy
President
Saturn Trail Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

      Re: Saturn Trail Acquisition Corporation
           Form 10-12G
           Filed June 21, 2018
           File No. 000-55953

Dear Mr. Cassidy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Lee Cassidy, Esq.